Mail Stop 4561

						December 30, 2005

VIA U.S. MAIL AND FAX 011 8610 82166699

Ying Han
Chief Financial Officer
Asianfo Holdings, Inc.
4th Floor, Zhongdian Information Tower
6 Zhongguancun Shouth Street, Haidian District
Beiging 100086
China

Re:	Asianfo Holdings, Inc.
	File No. 001-15713
      Form 10-K for Fiscal Year Ended
	December 31, 2004


Dear Mr. Han:

      We have reviewed your filing and have the following comments.
In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 46

1. Please explain to us how you determined that your disclosure controls and procedures were operating effectively despite the material weakness identified in your internal controls over financial reporting. Tell us what consideration you gave to disclosing this information in your document.

Financial Statements

Note 3. Acquisition, page F-13

2. Please tell us how you determined that the acquisitions of Lenovo and Pacific constituted business combinations under paragraph 9 of SFAS 141 and EITF 98-3. Also, in your response explain the factors that contributed to a purchase price that resulted in recognition of goodwill.

Note 20. Segment Information, page 27

Reconciliation of Non-GAAP Measures

3. We note the presentation of revenues net of hardware costs and its characterization as non-GAAP measure in the notes to your financial statements. Please clarify if this information is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Also, tell us how you considered the prohibition against including non-GAAP financial measures within the notes to the financial statements in Item 10(e) of Regulation S-K.

4. Please refer to the presentation of the above information on page
28. It would appear that an investor could mistakenly conclude that this piece of information is preferential to the full segment disclosure in footnote 20. Therefore, tell us how you considered the appropriateness of this information in your MD&A without a complete discussion of SFAS 131 information. Refer to Questions 19 and 20 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.




*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Robert Telewicz, Staff Accountant, at (202)
551-3438 or the undersigned at (202) 551-3414 if you have questions.



								Sincerely,



      Jorge L. Bonilla
      Senior Staff Accountant


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Ying Han
Asiainfo Holdings, Inc
December 30, 2005
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